

**UNITED STATES**
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2009

*By U.S. Mail and Facsimile to: (419) 659-6289*

Brian D. Young
Chief Financial Officer
United Bancshares, Inc.
100 South High Street
Columbus Grove, OH 45830

> **Re:** **United Bancshares, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2009**
> **File No. 333-86453**

Dear Mr. Young:

We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Kate McHale
Staff Attorney